United States securities and exchange commission logo





                               May 11, 2020

       Emil Assentato
       Chief Executive Officer
       Nukkleus Inc.
       525 Washington Boulevard
       Jersey City, New Jersey 07310

                                                        Re: Nukkleus Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2019
                                                            Filed January 14,
2020
                                                            File No. 0-55922

       Dear Mr. Assentato:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2019

       Item 1. Business
       Systems and Services, page 4

   1.                                                   We note the following
disclosures regarding the services you provide:

                                                            "the [MT4] Bridge
allows for real time trade execution, reduced slippage, and access to liquidity
through the XW Liquidity Matrix;"

                                                            "XWare Trader is a
proprietary platform for retail and institutional traders. It offers fully customizable
layouts including colors, layout manager and undocking of
                                                            windows. Advanced
charting, 1 click trading, and automated execution for Algo
                                                            Traders are all
embedded in a modern interface;"

                                                            "Swordfish Trader:
Swordfish Trader is a proprietary platform for retail and
                                                            institutional
traders. It offers fully customizable layouts including colors, layout
 Emil Assentato
FirstNameInc.
Nukkleus LastNameEmil Assentato
Comapany NameNukkleus Inc.
May 11, 2020
May 11, 2020 Page 2
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              manager, and undocking of windows. Advanced charting, 1- click trading, and automated execution for Algo Traders are all embedded in a modern interface.
              Swordfish further offers risk management monitors unique from other trading platforms. Nukkleus has also acquired the right to apply for a US federal copyright in relation to Swordfish Trader."

         In this regard, it appears that you may operate or facilitate foreign exchange trading via the "Bridge" and platforms described above. Therefore, please tell us what consideration you have given to whether you may be required to register as a broker-dealer under Section 15(b) of the Exchange Act, or a national securities exchange under Section
         6 of the Exchange Act.
Item 7. Management's Discussion and Analysis of Financial Condition and Results
of
Operations.
Investment   digital currency, page 17

2. We note your disclosure that you hold investments in digital currency, consisting of
         Bitcoins and Ethereum. In future filings, please amend your disclosure to clarify whether you will continue to purchase and hold investments in digital currency, including whether you plan to continue to invest in only Bitcoin or Ethereum, or intend to invest in additional digital currencies. See Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of
         Regulation S-K. Please also include risk factor disclosure, including but not limited to: the volatility, fragmentation, potential for manipulation and general lack of regulation of the secondary markets in which digital assets trade and the resulting liquidity, valuation and earnings challenges; any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets; and any risks and challenges created by events on the underlying blockchain.
Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Fair value of financial instruments and fair value measurements , page F-9

3. It does not appear that bitcoin and ethereum are cash or financial assets as those terms are defined in the FASB Codification Master Glossary, do not represent an ownership interest in an entity, do not have original maturities of three months or less, and do present more than insignificant risk of changes in value. As such, please tell us your basis in GAAP for recognizing investments in digital currency at fair value. Please also describe the nature and intent of your investment in such assets. In addition, please tell us what consideration you gave to whether bitcoin and ethereum represent intangible assets as defined in ASC
         350.


       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Emil Assentato
Nukkleus Inc.
May 11, 2020
Page 3

action by the staff.

        You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-
3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



FirstName LastNameEmil Assentato                        Sincerely,
Comapany NameNukkleus Inc.
                                                        Division of Corporation
Finance
May 11, 2020 Page 3                                     Office of Trade &
Services
FirstName LastName